AB 5/27



10031070

SEC Mail Processing Section

MAY 21 2010

Washington, DC 110

U[illegible]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barretto Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1105 Delaware Avenue
(No. and Street)

Buffalo, (City) New York (State) 14209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert DiGiulio (716) 883-2310
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name - *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/27

OATH OR AFFIRMATION

I, Albert DiGiulio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barretto Securities, Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None



Signature

Chief Compliance Officer

Title



Notary Public

MOHAMMED RAHEEMUDDIN
No. 01RA6098329
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 09/08/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETTO SECURITIES INC.

Table of Contents

* * * * *

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221

TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITORS' REPORT

Board of Directors
Barretto Securities Inc.:

We have audited the accompanying statement of financial condition of Barretto Securities Inc. (the Company) as of March 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Barretto Securities Inc. at March 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital pursuant to Rule 15c3-1 of the Securities Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co. P.C.

Williamsville, New York
April 30, 2010

BARRETTO SECURITIES INC.
Statement of Financial Condition
March 31, 2010

Assets

Cash	$ 12,092
Loan receivable - shareholder	48,956
Due from related party	900
Total assets	$ 61,948

Liabilities and Stockholder's Equity

Liabilities - accounts payable and accrued expenses	5,330
Stockholder's equity:	
Common stock, $1 par value, 20,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	53,433
Retained earnings	3,085
Total stockholder's equity	56,618
Total liabilities and stockholder's equity	$ 61,948

See accompanying notes to financial statements.

BARRETTO SECURITIES INC.
Statement of Operations
Year ended March 31, 2010

Operating income:	
Commissions:	
Investment banking	$ 1,218,173
Mutual funds	23,915
Investment income	1,887
Total operating income	1,243,975
Operating expenses:	
Commissions	1,106,036
Rent	9,000
Advertising	10,656
Employee benefits	2,012
Vehicles, travel and entertainment	3,925
Insurance	797
Telephone	1,267
Professional fees	21,901
Data base membership	9,025
Payroll taxes	14,387
Regulatory fees	10,294
Office supplies	2,511
Postage	1,548
Miscellaneous	2,626
Total expenses	1,195,985
Net income	$ 47,990
Basic income per share	$ 479.90

See accompanying notes to financial statements.

BARRETTO SECURITIES INC.
Statement of Changes in Stockholder's Equity
Year ended March 31, 2010

	Common stock	Additional paid-in captial	Retained earnings	Total
Balances at March 31, 2009	$ 100	53,433	(44,905)	8,628
Net income	-	-	47,990	47,990
Balances at March 31, 2010	$ 100	53,433	3,085	56,618

See accompanying notes to financial statements.

BARRETTO SECURITIES INC.
Statement of Cash Flows
Year ended March 31, 2010

Cash flows provided by operating activities:	
Net income	$ 47,990
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Due from related party	(900)
Accounts payable and accrued expenses	980
Net cash provided by operating activities	48,070
Cash flows from investing activities - increase in loan receivable - shareholder	(48,956)
Net decrease in cash	(886)
Cash at beginning of year	12,978
Cash at end of year	$ 12,092

See accompanying notes to financial statements.

BARRETTO SECURITIES INC.
Notes to Financial Statements
March 31, 2010

(1) Organization

Barretto Securities Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company maintains an office in Buffalo, New York and its customers are located throughout the United States. The Company is engaged principally in the sale of private placements, mutual funds and variable annuities.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(e) Advertising

Advertising costs are expensed as incurred.

(2) Summary of Significant Accounting Policies, Continued

(f) Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP). The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Company's accounting policies. The adoption of the Codification did not have a material impact on the Company's financial position or results of operations.

(g) Subsequent Events

The Company has evaluated events after March 31, 2010, and through April 30, 2010, which is the date the financial statements were available to be issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(h) Income Taxes

The Company is liable for federal and state income taxes on any taxable income generated for tax return purposes.

(3) Related Party Transactions

Related party transactions at March 31, 2010 are as follows:

(a) Loan Receivable - Shareholder

Loan receivable - shareholder amounted to $48,956 at March 31, 2010. This represents an interest bearing advance to the shareholder due May 2011.

(b) Rent Expense

The Company rents office space on a month-to-month basis from an affiliate of the former shareholder under an informal rental agreement. Rent expense under this agreement amounted to $9,000 for the year ended March 31, 2010.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (See Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Company capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

(4) Net Capital Requirements, Continued

At March 31, 2010, the Company's net capital and required net capital (as defined) were $6,762 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .788 to 1.

(5) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company 's business (note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(i) of the Rule.

(6) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Company, no material differences exist.

BARRETTO SECURITIES INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities Exchange Act of 1934

March 31, 2010

Net Capital:	
Total stockholder's equity from statement of financial condition	$ 56,618
Deduct non-allowable assets from statement of financial condition	49,856
Net capital	6,762
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $355 or $5,000)	(5,000)
Excess net capital	$ 1,762
Aggregate indebtedness - accounts payable and accrued expenses	$ 5,330
Ratio - Aggregate indebtedness to net capital	.788 to 1

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
Barretto Securities Inc.:

In planning and performing our audit of the financial statements of Barretto Securities Inc. (the Company) as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski, Schaefer & Co., P.C.

Williamsville, New York
April 30, 2010

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT ACCCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY SIPC ASSESSMENT RECONCILIATION

The Shareholder
Barretto Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2010, which were agreed to by Barretto Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Barretto Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Barretto Securities, Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (examined copy of signed check) noting no difference.

2. Compared the amount reported on the audited Form X-17A-5 for the year ended March 31, 2010, with the amounts reported in Form SIPC-7 for the year ended March 31, 2010 noting no difference.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (examined cash receipt documentation) noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (examined Form SIPC-7 and traced amounts to supportive documentation) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Toski, Schaefer & Co., P.C.

Williamsville, New York
April 30, 2010

BARRETTO SECURITIES INC.

Financial Statements and Supplemental Schedule

Year ended March 31, 2010

(With Independent Auditors' Report and
Supplemental Report on Internal Control)